EXHIBIT 11 — COMPUTATION OF EARNINGS PER SHARE

(In thousands of dollars, except per share data)	Six Months Ended June 30,		Three Months Ended June 30,
	2005	2004	2005	2004
Numerator:
Net income	$268,614	$370,230	$220,732	$253,770
Effect of dilutive securities — none

Numerator for net income per common share — diluted	$268,614	$370,230	$220,732	$253,770

Denominator:
Weighted average common shares	551,673	613,517	543,904	610,478

Effect of dilutive securities:
Stock options and common stock warrants	1,307	2,775	1,186	2,482

Denominator for net income per common share — diluted	552,980	616,292	545,090	612,960

Net income (loss) per common share:

Basic	$.49	$.60	$.41	$.42

Diluted	$.49	$.60	$.40	$.41